BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

June 18, 2024

BNY Mellon Research Growth Fund, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation – BNY Mellon Research Growth Fund, Inc.

To Whom It May Concern:

Effective June 28, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Research Growth Fund, Inc. (the "Fund") as follows:

Until June 28, 2025, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the Fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .78%. On or after June 28, 2025, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to June 28, 2025, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels

      James Windels

          Director

Accepted and Agreed To:

BNY Mellon RESEARCH GROWTH FUND, INC.

By: /s/ Amanda Quinn
        Amanda Quinn

Assistant Secretary